Exhibit 99.8
CNBC India Q&A Session

INFOSYS-CNBC CALL
Q4 FY 10 RESULTS
April 13, 2010

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
 Infosys Technologies – CEO and MD

S. D. Shibulal
 Infosys Technologies – COO

V. Balakrishnan
 Infosys Technologies – CFO

Ashok Vemuri
Head - Banking and Capital Markets and Member – Executive Council

Subhash Dhar
Head – Communications, Media and Entertainment and Member – Executive Council

Chandra Shekar Kakal
Head – Enterprise Solutions and Member – Executive Council

TV Mohandas Pai
Member of the Board and Director-Human Resources, Education and Research and Administration

BG Srinivas
Head – Manufacturing vertical and Member – Executive Council

Swaminathan D.
Infosys BPO - CEO

 INTERVIEWER

Udayan-CNBC

Mitali – CNBC

Udayan

With us is the top team of Infosys to take us through why they held out that guidance for fiscal year 2011 on revenues and Earnings Per Share. Kris, Bala and Shibu as always are with us. Gentlemen, good morning and thanks for joining in. Kris the first question which any investor will have is that after following that robust 16%-18% revenue guidance, your dollar PAT guidance and EPS guidance are is still 4.3%-8.6%. Why the significant gap between your revenue guidance and your PAT guidance?

Kris Gopalakrishnan

Clearly the Rupee has appreciated significantly from last year to this year. It is approximately about 6% appreciation of Rupee, plus we have factored in a compensation increase. We will see how we can play this through the year but given that the Rupee has appreciated significantly from last year to this year, I think it is a reasonable EPS guidance. We are looking at a operating margin drop of about 150-basis points.

Udayan

Bala can you explain that margin drop that you are factoring in for the next year? How much has come in from what component and whether there are any mitigating factors which you can use to hold margins against this slip because earlier you had also guided a slip in margins but you had managed to hold them?

V. Balakrishnan

Well there is always a mitigating factor. If you look at the guidance, we had taken 44.50 to a dollar for the currency. That means 6% appreciation in Rupee as compared to average rate for the full year of fiscal 2010. That will have an impact of around 2.5% on the margins. Then we have the wage hike. We are increasing the wages of senior people by around 10%, middle to lower by around 13%-17%, on an average offshore wages could go up by around 14%, outside India we are increasing by 2%-3%. We are doing this for two reasons; one, we can afford it and in a growth environment we need to retain the best talent and that is why we have done. Number two, we have seen some of the competitors acting irrationally in the marketplace, so they have to get the message that the cost base could go up. It will help us in the market. So we have given the wage increase. That will have an impact on the margins. Of course, we use some of the levers we talk about in the cost side. Net-net the impact on the margin for the full year it is only 150-basis points. The growth comes beyond what we expect, then probably that will give us some buffer on the margin. But right now with all the factors what we have seen today, 150-basis point decline in an environment of 6% appreciation in currency, is extremely good.

Mitali

Are tax rates going up as well this year Bala? Has that contributed to your cut in margin outlook?

V. Balakrishnan

To some extent. This year, that is fiscal 2010, our effective tax rate is around 21%. Next year it could go up to around 25%. That will have an impact of something around 17-18 basis points on the margin, but net-net with all these factors we are able to arrest the decline on the margin to 150-basis points. I think that is a good performance.

Mitali

Shibu, the market is just a bit confused about which one to lean towards, your dollar revenue guidance or how conservative your EPS guidance has been. So let me stick with the dollar revenue guidance which is a more bullish part of it. Just explain to us how you see it panning out over the next four quarters? I mean, is it going to be an incrementally increasing growth curve? How exactly is your qoq performance mapped now on revenue?

S. D. Shibulal

I think first of all one should look at the whole picture. We have talked to most of our clients. The global economic environment continues to be challenging but at the same time most of our clients have closed their budgets. They are starting to take decisions, but those decisions continue to be short-term, they are not willing to take very long-term decisions and that is what has reflected in our guidance. Now if you look at our Q1 growth, we have given 3.0% (mid-point of the guidance) and at the same time we have guided for 16%-18% for the entire year which means that the growth is going to be gradual. We have also had great wins last quarter. We had 5 large wins last quarter. 2 of them were above $100 mn. 4 large transformational wins last quarter, one above $50 mn, which means that we are winning deals, large outsourcing deals as well as large transformational deals but there will be ramp up time. So the growth is going to be gradual through the year.

Udayan

We have seen your Q1 guidance as well Kris. This 16%-18% revenue growth that you are holding out, do you think it will be evenly spread through FY'11 or do you see any front-ending or back-ending of revenues?

Kris Gopalakrishnan

We would typically assume that the Q4 of any fiscal which is the budget quarter, the uncertainty is very high. So we will be conservative on any assumptions on Q4, but otherwise it is kind of evenly spread for the remainder of the year.

Udayan

So Q1, Q2, Q3 are evenly spread out?

Kris Gopalakrishnan

By and large.

Udayan

Shibu, this 16%-18% revenue guidance is it purely volume growth or have you assumed anything on part of pricing at all?

SD Shibulal

I think it is purely volume growth that is what we have assumed. We have not assumed the revenue productivity going up next year.

Udayan

No decline in pricing?

SD Shibulal

The pricing continues to be stable. Most of the pricing renegotiations are behind us. We are still seeing some sporadic pricing renegotiations and we could also see a tailwind from the previous renegotiations we did but for all the modeling purposes we have assumed a flat revenue productivity for the next year.

Mitali

Bala did I hear you say earlier that in Q4 you have seen a slight slippage in pricing this time?

V. Balakrishnan

Yes, in Q4 the pricing declined by around 1.5% on blended basis, it was 2.5% offshore and 0.6% onsite. On constant currency, the decline has been 70-basis points because the currency moved against us.

Mitali

What are the additional levers in place in order to keep margins erosion in check Bala. I mean you have indicated you had some, is it utilization levels or is there something else?

V. Balakrishnan

Well utilization is one of the levers. We are adding 30,000 employees, so the pyramid effect will come into play over the year when probably the impact could get minimized and then we have the other levers like onsite-offshore mix, the mix of businesses. If you look at this quarter, consulting and package implementation has grown, that is high revenue productivity, high margin business. We have several levers on the cost side. We will not use all of them at the same time. Once in a while, we will use some of them to mitigate the impact on the margin.

Udayan

Kris, could you just elaborate a little bit more about the irrational competition that Bala spoke about? Attrition has gone up in the current quarter. Do you think wage hikes at 14% offshore average will be enough or could there be an upward pressure even from those kinds of level?

Kris Gopalakrishnan

See, attrition is a function of not just compensation; the compensation is only one of the factors. It is about the culture, the working environment, challenging assignments and opportunities for growth, learning in opportunities, the combination of several things and we believe that we have the best package for our employees. Given that the company has done well, it is fully reasonable that part of that is shared with the employees. Variable compensation this quarter again is 100%, the bonus payments and things like that and we have given a compensation hike which is very similar to what we would do in a normal year, in a growth year. That is what we have given, part of the reason is of course attrition, part of it is to be competitive in the market.

Udayan

Bala you have gone through the cycles in the past where growth suddenly starts accelerating after a lull and the inevitable fall out is that there is more wage inflation because the marketplace becomes more competitive. What has been the experience in the past? Does growth recover to an extent where margins are actually healthier in the upper phase or actually wage inflation takes away some margins?

V. Balakrishnan

See growth is the answer for everything. If you have growth, it can buffer a lot of impact including the wages. When the environment is very good in India and when the global environment is weaker then you have a problem because the wage increase could catch up much before the revenue growth comes in but I think we are seeing the environment recovery, we are seeing very good volume growth coming in this year. In fact what we factored in the beginning of the year was 3%-7% decline in revenues, now we are growing 3% in the year which is one of the toughest years and inspite of the one of the large customer de-growing by close to 50%. I think the growth is coming back, the wage inflation is 14% and it is just like any other normal year, I think with the 16%-18% growth we will be able to absorb this impact and if the growth comes much beyond that, probably we will be able to off sell some of the other margin impact what we have seen.

Mitali

Shibu, on this volume growth have you seen or are you seeing any great improvement either in deal closure time or the kind of discretionary spend that a lot of your clients are talking about?

SD Shibulal

We are seeing a better environment in both. As I said last quarter we have closed 5 large deals, two of them actually more than $150 mn. So if you remember my last quarter remarks, we were saying that we were not seeing deals more than $100 mn. However in the one quarter we have closed 2 of them. On the transformational part also we have closed multiple deals last quarter. Our revenues from transformational space has gone up from 23%-26% which means that clients are starting to spend on the discretionary side. Our revenue from application development and maintenance has come down and revenue from system integration and infrastructure has gone up. So these are all indications that velocity of decision-making has gone up. The number of deals in the market also has gone up. Also the budgets which are closed this year, even though they are going to take short-term decisions; we believe that it will not get reopened quarter after quarter unless there is a major shift in the economic situation.

Mitali

Kris, this volume pie, how does it break up in terms of verticals because this time BFSI has done well in part especially banking, but telecom has seen a mild slippage again.

Kris Gopalakrishnan

All sectors have grown, telecom is a function of a client rather than anything else. So all sectors are doing well for us and all markets are doing well. We are actually seeing a recovery even in Europe now. All markets have done well, all sectors have done well and all services are also going well. So it is an all-round growth at this point.

Udayan

Kris, this 16-18% volume growth that you are talking about, is it sort of symmetrical between US and Europe or have you assumed far greater growth in Europe and far more tepid performance in Europe?

Kris Gopalakrishnan

I think US is the largest market and US will continue to lead in this recovery. US companies are typically more aggressive in any recovery. They are also more aggressive in adoption of offshore model also, so US will continue to be the primary driver for growth.

Udayan

So, US 20% plus and Europe closer to 10%?

Kris Gopalakrishnan

I do not have a break up at this point to give you that.

Udayan

Bala let me rephrase one of the questions. You were speaking about how growth takes care of a lot of things, just to extrapolate that, if you do get instead of 16-18% volume growth, if you get 20% plus volume growth, you were saying that you will not see margins slip by 150 basis points.

V. Balakrishnan

What I am saying is we can minimize the impact. I am not going to tell you today that I will maintain, but if the growth comes back much higher than what we expect, that will give us a buffer on the margins.

Udayan

So, I am asking you a hypothetical question. At 20% plus you are not going to see much shrinkage in margins?

V. Balakrishnan

You have facts in front because last year we said 300-basis-point decline in margin in the beginning of the year. We have done much better than what we expected. We have seen an increase in margins by 100 basis points. Similarly this year if the growth comes much better than what we expect, quite possible we will be able to minimize the impact.

Mitali

Where we are coming from Shibu is the fact that analysts tend to see that in up-cycles, Infosys’s guidance should be taken with an even greater pinch of salt than it usually is. How do you respond to that observation?

S.D. Shibulal

See our guidance is always a statement of fact. It really has nothing to do with the industry, it has something to do with our client base. We actually talked to our client base. We have a very deep relationship with them. We have done two kinds of surveys this quarter, so the guidance comes out of all the data which we collect and we clearly believe at this point that this is the best guidance which we can give you, given all the facts we know now. But as usual at any point in time, we are fully prepared to take advantage of any opportunity which we get and that is what you have clearly seen in the last year. We started off with a negative guidance but today we have a positive growth, which means that every opportunity which came along, we took advantage of and that is exactly what we will do next year also.

Mitali

Kris, are you confident that the kind of wage increases you announced will absorb any attrition issues that you may have faced in Q4 or there might be room for some kind of revision in the middle of the year as well?

Kris Gopalakrishnan

See, typically we do not look at mid-year revision. Last year was an exception. We did not give an increase in April. We said that as things improve we should give an increase and we gave an October increase. But typically it is an annual increase and as I said, when you look at all the factors an employee looks at, we believe we are one of the best companies to work for. If you take out involuntary attrition, our attrition is 10.4% in a high-growth environment. But we will look at what the employee wants and we will see.

Udayan

Is it a statement from Infosys this salary hike, it is almost like you are saying that if you want to play that game, we can play that too and maybe better than you can?

Kris Gopalakrishnan

Not exactly, it is our way of looking at all the stakeholders. We look at customers. We want to make sure that we are one of the most attractive companies for them to partner with. We look at employees. As soon as we saw growth coming back, we said let us look at a normal comp increase. We look at investors also. We have given growth. We have given good margins for the investors. We look at all the stakeholders and try and balance and do the very best we can. That is our promise to all the stakeholders.

Udayan

Shibu, can you break your 16-18% number a bit more because you must have done the math internally though you do not share it with us. What kind of growth you will get from key verticals like BFSI, manufacturing, retail, telecom, which are above that mean of 17%, which are below that mean?

S.D. Shibulal

As Kris said, I think we are seeing growth all across. The only area where we have a challenge is in the Communication Service Providers and actually we mentioned that has something to do with a client situation. So looking forward, I believe that the Retail will definitely be a high growth area for us. BFSI will continue to grow, Manufacturing this quarter has picked up, as a percentage it has gone up from 19.3% to 20.2%. So manufacturing is finally starting to turnaround. Energy and utilities is an area of growth for us. Even last year while in other verticals the growth were lower, Energy and Utilities grew faster because of the investments in smart metering and various other things, sustainability, we will see high growth in Energy and Utilities. I believe that there will be growth in all verticals, but some verticals like Energy and Utilities and Retail probably will lead next year.

Mitali

Bala, with this rupee level that you are working on for the rest of the year, what kind of hedges do you have now for FY 2011?

V. Balakrishnan

We have around $515 mn of hedges. The rupee volatility is a very big concern for all the export industry because we have seen huge fluctuations. It went to 52, came down to 39.50, again went to 51, now at 44.50. This kind of volatility is not good for the export industry. Of course big players with better hedging mechanism can manage it but smaller players will hurt more, I think also the regulation has to change in this country. It is too rigid. You cannot do zero cost options, you need underlying for doing all the options. We are operating in a global environment. All our competitors have all the flexibility on the regulation side to hedge their exposure. Because we are in India, with all this regulation we are not able to actively hedge our exposure. I think regulation has to change. Regulators have to wake up and give some dispensation for companies which are operating in the global market so that we are not impaired with all the flexibilities the global players have. Of course the currency is a big worry. It has appreciated 6% in a very short time, it will have a bigger impact on all the exporters, smaller company will be hurt more and more. Larger companies at least will be able to manage to some extent.

Mitali

Shibu, now that you are feeling more comfortable about the kind of volume trajectory that you will see over the next four quarters, when do you think you will start getting some elbow room in terms of pricing where you can eke out some kind of pricing increases on deals as you see best?

S.D. Shibulal

See, as I said, the global economic situation has really not changed. If you look at US, unemployment is still quite high. There are issues with multiple countries in Europe. So the confidence in the global economy has really, really not changed. The clients have changed because they need to invest for the future. They have taken a decision that they need to satisfy their client needs and that is what you are seeing in the demand side. For the pricing to come back, I think couple of things have to happen. First of all, all the supply overhand has to completely wipe out. Secondly the clients have to feel the confidence of having a stable economy and better profit, so as I said this coming year we have not factored in pricing increase.

Udayan

Kris, from what you heard from the chief technology officers about IT budgets, etc., starting FY’11 onwards, did you get the sense that you have embarked on a multi-year kind of 15% plus growth cycle once again after two or three years of a lull?

Kris Gopalakrishnan

If you look at NASSCOM projections, NASSCOM has said that through 2020, the industry should grow at 11%. They have given a projection of that. I strongly believe that unless something dramatic happens, we are again back on a growth curve, 2 reasons- one technology is going to dramatically change going forward, from internet of people we are going to internet of things which is a dramatic change. Then there are other drivers for investment and things like sustainability, growth in emerging markets which are also going to drive the need to invest in the business. I believe that long-term, we should continue to see a growth and lastly, move to the Global Delivery Model will continue to accelerate. If you look at maybe 5%-6% growth in IT services globally, offshore IT services company should grow still higher, probably double that or maybe even more than that and that is going to be the driver for Indian companies.

Mitali

Bala such a pile for cash, no special dividend?

V. Balakrishnan

Cash is for strategic reasons. We clearly articulated our dividend policy. We are paying close to 30% of our net profit as dividend. We are getting still good returns from our investments and we are seeing a lot of opportunities in the marketplace to see some inorganic growth. So we will wait and see. We want to keep it for some time to see whether we can use it more effectively.

Udayan

Thanks guys, good luck for 2011.

V. Balakrishnan

Thanks.

Udayan

Infosys remain absolutely unchanged after the commentary from the management. Very interesting reaction to the guidance this time around, it has not moved this way or that. I guess the revenue guidance is holding it up and the PAT guidance is dragging it down a bit and so it is pretty much unchanged. But to talk more about individual verticals and geographies and how things might move into 2011, 3 more members of the Infosys top team joining us. Ashok Vemuri, Chandra Shekar Kakal and Subhash Dhar. Gentlemen thanks for joining in. Ashok is BFSI going to do more than 16%-18% next year or less? Is it going to be a leader?

Ashok Vemuri

Well I think what we have seen this quarter is BFSI continuing to maintain its strength that we saw at the end of last year. I think with 6% growth quarter-on-quarter in BFSI, it is a fairly healthy trend. It is a very large proportion of the company’s revenue so what is reflected in the guidance to a great extent is what BFSI is looking at. There are some geographical differences that the US market has actually kicked off much earlier and in Continental Europe we have actually seen some good traction and good growth, so as in Asia Pacific. UK I think is going to be a little challenging. I think there is an election that is looming which is probably going to take some time for the markets to settle down. Their ownerships are different so there are regulatory concerns from that perspective. So I do expect that to be slow, but on the average BFSI being such a large portion of our revenue is a reflective of the guidance that we have given.

Udayan

Subhash the problem area is telecom, do you think 2011 will be better for telecom than 2010 was?

Subhash Dhar

Well there are headwinds and tailwinds at the same time. Clients have finalized their budgets more or less which is good news but they are taking shorter-term decisions which is definitely a little bit of a challenge given that we prefer longer-term decisions. I think the industry itself has got several growth drivers. New network investments are happening. Typically new network investments are leading indicators of operational spends downstream, so we are hopeful on that that front. I think overall I would say, I think it is 50-50 scenario with telecom on whether the headwinds will overtake the tailwinds in a given quarter or not.

Mitali

Chandra Shekar, Shibu was talking about 5 large deal wins in the quarter gone by. Has anything come from your side and what kind of bucket sizes are you looking at right now?

Chandra Shekar Kakal

Yeah effectively last quarter has been very good for consulting and package implementation services. In some sense we can say that uncertainty in the environment has gone and the stability has returned. Customers have started spending on the business, it is no more cost-cutting alone and no more looking at doing the support and maintenance better, it is investing in business. We have seen some ramp up of the existing transformation program that we have won earlier and also starting off some of the new programs. Some of the large business transformation programmes that we have won in Quarter 3 and Quarter 4, are in the Enterprise Solutions space. Today clients have to spend, it is inevitable to spend on the packages, either using the licenses that they already have or buy some other additional small licenses. They are doing the global rollout and they are spending on the business. Some of the large transformation programs that we have won are in the Enterprise Solution and Package Implementation space.

Mitali

Ashok BFSI is disparate this quarter I mean insurance is down sequentially, banking is up, are you largely benefiting from the M&A integration deals that you guys were aggressively going out for?

Ashok Vemuri

Yeah we still continue to see traction in the M&A space. In fact a lot of the transformational deals that are happening in the BFSI space are in the M&A space. We had actually thought that there would be a sort of runoff after 6 to 8 months but we are actually seeing an uptake because of the various integration projects that we are working on. That is one of the reasons. The other is that of the 47 new accounts that we have opened this quarter, 14 of them are from the BFSI space and that also is adding to the traction. I think the budget closure and the fact that our transformational projects, our investments that we made in our be-spoke solutions and platform which have found great acceptance, has actually driven those to the volume as well as a lot more of the traction in the market.

Udayan

Subhash, you spoke about how things are a bit of a fine balance going into 2011. What would swing it in your eyes that you think between the tailwinds and the headwinds if you are still not able to call it despite freezing of the budget?

Subhash Dhar

I think the big drivers of spend are coming from the industry from the devices and the applications. Networks do not directly impact our kind of services as much as the devices and applications would do. I think the individual strategies of the clients that we have will play a lot in this on how they want to take on this whole new mobile internet, the LTE, the 3D television and so on. I think there are some very big ideas out there for them to bite on. Their operational investments will drive those kinds of investments and therefore the services that we offer, will really depend more on the operational budgets more than the capital budgets.

Udayan

Are they still taking it 3 months at a time and not willing to commit beyond that?

Subhash Dhar

Budgets have been approved for the year in most of the clients but the project approvals are happening for a smaller term projects rather than very long-term projects.

Mitali

What do you feel comfortable guiding to though in terms of how you see the growth curve moving Subhash, the fact that it will be a steady state performance compared to say even Q4 or Q3 or do you think like Udayan said it will have to be a quarter by quarter call?

Subhash Dhar

Well, I think from a volume perspective we believe there will be a slight growth as well this year. And there will be of course the cross-currency which we will have to worry about. In this industry there are only few clients in every country so the currency issues are primary in this segment.

Mitali

Chandra Shekar just to go back to the point you were making about the deal wins, could you just elaborate in terms of the sizes of the deal wins you are able to get?

Chandra Shekar Kakal

Yeah when we talk about the business transformation kind of programs the clients are investing in, the outlay of the program from the clients’ side maybe anywhere from $200 to $300 mn but they start really awarding the program in maybe $30-$60 mn kind of a range. So at once we may not see a large year contract (like we see in outsourcing) given for business transformation program. So $30-$80 mn kind of a program has become quite normal where we are invited for the business transformation program. We are taking up such end-to-end transformation programs today starting from consulting, business blue printing, to implementation to rollout so that is the kind of outlook we see now.

Udayan

Any sight of pricing improvement at all on the enterprise front or too premature to talk about that?

Chandra Shekar Kakal

It is premature to talk about increase. The stability is coming in now and demand is picking up but on the pricing front it is too early to talk about. Most of the cases we are actually looking at fixed pricing the whole business transformation program and taking them and executing them efficiently in such a way that we will be able to make margins out of the transformation deals. On a rate card basis, on a pricing basis it is too early to talk about it.

Udayan

Has there been any disruption at all Ashok because of the attrition levels going up because you are now giving out fairly aggressive salary increases, on the BFSI side has it been a problem at all?

Ashok Vemuri

Well I think the fact that we saw demand pick up obviously puts pressure on the overall utilization right. I think to the extent that there has been an impact across the board in the company that is about it, there is nothing to specifically call out as an impact on BFSI. But I think our recruitment plans are healthy, our training plans are healthy, we are continuing to invest in creating differentiated capabilities for our employees so I think on the whole we are ready to take on the challenges because next year is going to actually be more about a lot of the newer things that our clients are adopting and adopting them much faster whether it is mobility, whether it is convergence, increase regulatory compliance, risk management and those areas, while the operational efficiency and simplifications, standardization continue to be the drivers. I think from that perspective we are a lot better off than when there was no demand.

Mitali

Shibu and Bala were talking about how it is looking a bit irrational is the situation with competition, where have you felt it more between onsite and offshore. I mean where have you had to take a more sort of relook?

Ashok Vemuri

You mean in terms of?

Mitali

Wage recalibration.

Ashok Vemuri

Well I think there is pressure obviously in economies which grow at 8.5% where there are opportunities beyond your own sector. I mean this is a country where everything is a sun rise, retail is a sun rise, infrastructure is a sun rise, telecom, auto, which you would expect not to be such a big competitor in more mature markets. So clearly there is pressure in environment where the employees have multiple opportunities and the economy is growing as against an economy where it is much more mature or flat and those obviously the opportunities are lesser for the employees.

Udayan

Subhash any thoughts on the rest of media and communications other than telecom, what kinds of growth you are seeing there?

Subhash Dhar

I think there are significant big ideas out there and I talked about 3D television, HD TV is driving a lot of the network demand because they all come together now. Even in the media and communication space, it is really finally coming down to networks. So I think we are seeing significant increase in network spends and that should lead to more operational spend in content, in services and applications. The other big driver here besides regulations and technology which are traditional drivers is devices. I think that is the one which is the most exciting at this point of time and media and entertainment will also see the benefits of that.

Udayan

Thanks gentlemen have a good 2011, all of you. Market still flat, Infosys still flat. We will just come back and wrap our boardroom with Infosys 2011 outlook

Mitali

Welcome back we are still in conversation with the Infosys Top Team, the market by the way remains in a soft roof today, in fact now even the mid-caps have began to give off so just like yesterday there is an undercurrent of volatility. Infosys remains quite flat very close to where it started off today still trading at about Rs. 2684. Some more gentlemen joining from the Infy Top Team, welcome to all of you. Mohan big wage hikes, it is going to be a good year?

TV Mohandas Pai

Yes we have given a good wage hike because last October we went in for our career architecture move and we brought in a discontinuity in our career architecture to prepare for the future because you might be aware that till last year, the industry has been delivery -constrained in the sense that you had to get a lot of people, train them up and be ready for delivery and you got lot of business. From now on business is going to be sales-constrained, you got to go there sell, reach out to your customers and you are going to have a different kind of a workforce and you got to change and we changed right in the midst of time. We said we are going to change, we are going to create a base line. Having said that some people are impacted, attrition did go up. This quarter, we are giving a very good wage hike, we are spending $134 mn overall for the whole year as part of the wage hike, average of 14% for people from middle to lower levels, for the senior levels about 10%. This is going to be at average, some may get more, some may get less. We have about 7,500 promotions possibly the largest promotions in the history out of which, 2,500 will be a fitment because of iRACE and the balance will open up for the rest of the company. This will make sure that our people see us as very open, transparent and we keep a commitment to them which we always wanted to do. The wage hike will have other repercussions. It will mean that people who target us and try to poach our people will find it much more expensive. It will also mean that in the industry, hopefully, among the bigger companies, it will prevent commoditization of services because people want to compete on price alone rather than on solutions or the quality of the work they do, it will imply that they will find the margins hit. So they have got to be very careful to play this game to compete in the marketplace. It gives us a competitive advantage.

Udayan

Lot of that happened in the last 3 to 6 months this poaching because your attrition levels did go up.

TV Mohandas Pai

I think in the last quarter there was a considerable amount of poaching. We found that some people were targeting some of us and we knew that. Udayan one thing that is gone out in the industry is most people feel that the industry is not growing at 30% as they grew, so promotion opportunities may be limited in all companies. A group of people feel that if you shift jobs you get it 20-25% hike. If you shift jobs twice in 5-6 years, they think they may go up the ladder much higher but data does not prove that because you find that high performers stay in the company, go up and do much better, get into leadership positions. When you hire people at marketplace, you find the capability is not developed. But people feel that, especially when there is a slowdown and that impact is being seen. So I think the wage hike sends the right message that we cherish our people and we respect them and we will pay our best to them, take a hit on the EPS. You have seen us take a hit on an earnings and margins in the first quarter. We said that we must focus on employees and we must make sure they are happy and we must pay them whatever we can. So maximum extent what we can, we have done.

Mitali

BG there is growth this quarter in Europe but you would be more cautious about the cross currency factor?

BG Srinivas

Yeah, I would say the recovery process as I mentioned three months ago will come with a lag for Europe and we see that happening. Having said that, while the recovery is starting to reflect in Germany, France, marginal recovery in UK, the unemployment situation continues to be a big challenge for Europe. Notwithstanding the fact that there will be challenges in Greece has created some kind of environment across Europe in terms of moving towards caution. Having said that, from a business perspective we are seeing traction in Retail and CPG, we are seeing traction in Manufacturing, we are seeing traction in Energy and Utilities, existing accounts in pharma are starting to grow. This last quarter, we also added ten new clients in Europe. So business activity has picked up. The budget cycle in Europe has also been closed. While that has happened we will continue to remain a little more cautious in Europe because of the decision-making cycles which will continue to lag. Also the average size of deals in Europe would be relatively smaller compared to what happens in the U.S. which is much more mature. We have also seen traction in a couple of sizeable large transformational deals wins in the continent. Though it is slow recovery, we are seeing business in the continent pick up. Germany, France are the two big markets out there. Even in the Benelux region and Nordics, we have regional initiatives and we are focusing on that. Overall in Europe this fiscal year, we will increase our investments. We have already hired the country managers for France and Germany, the front-office is being further strengthened by hiring local capability both on sales and consulting and we are getting ready for the uptake in Europe.

Udayan

Manufacturing had a good quarter, BG, 10% plus growth, sustainable?

BG Srinivas

I would not say that the same thing is repeatable every quarter but definitely the manufacturing sector has recovered. The early signs of recovery are reflecting more in the hi-tech sector, in the resources sector. Discrete manufacturing, auto yet to pick up but overall, I think to a great degree, there is stability. The sector is also internally going through a consolidation process and in that context, we are seeing transformation deals happen. I would be optimistic for the manufacturing sector for the full year though cannot say sequentially whether we will maintain the same run rate.

Udayan

Swami, BPO has had a good quarter too- 10% plus. Can you just break it up between prices, volumes, how things moved?

Swaminathan D.

Well I think yes, it has been a very eventful quarter. Highest ever we did about $100 mn in a single quarter, 24% margin. In terms of growth, 14% quarter-on-quarter. The bulk of our revenues obviously came in from our existing clients. Not so much from new clients though we added on fairly large number of clients over the last year. But they are all in a ramping up mode as we speak. We do expect volume growth of the new clients actually coming up over the next year. The fact remains that from a pricing standpoint, it has been reasonably stable but having rolled out higher-end services, platforms, differentiated pricing models, in fact from the historical and the traditional FTE kind of a pricing today, we have been able to double our pricing model from a transactional pricing to outcome-based pricing etc., That has actually moved the pricing a little higher. But otherwise pricing has really been stable. The growth that we have seen in the last quarter has really come up about by volume growth.

Mitali

Mohan, out of this 13% attrition level break-up between middle management, base level and involuntary attrition you may have seen?

TV Mohandas Pai

Well I think we had about 13.4% total attrition. 3% is involuntary attrition. But talking about involuntary attrition, it is due to failures in training. We did not ask people to go, it is about failures in training because in training we have a failure of maybe 8-9% and people joined in Mysore, they have to undergo training. At the end of the training program they had to pass a test and we normally have 8-9% failure rate at that point of time. Because there could be misfits, then there could be many other things. Attrition has gone up by 2% this quarter and we are concerned about that. That is why we responded in a very different way this year. We have given a very big hike. We have given a lot more promotional opportunities. It is also a function of how the market is opening up. Normally, when the market becomes buoyant and the attrition goes up to 13-13.4% excluding involuntary but this time, it is 10.4%, but it still is gone up from 8.4% to 10.4%.

Mitali

There is some criticism though about the iRACE program?

TV Mohandas Pai

Yes, a part of our people have been unhappy about the iRACE program. It is true because about 4,500 people have fitted lower and they were unhappy. Part of them were unhappy because they felt that we are looking at years of experience for a promotion whereas we had a criteria of being in the particular role for a number of years to call what is called role maturity. They thought the promotional opportunities will be lessened whereas promotional opportunities depend upon growth. We have opened up 7,500 slots this year which is fairly large. Yes they were unhappy and we addressed them. We met with them, we had an employee group, they made a lot of suggestions, the group is still meeting to look at the career architecture and see whether some changes need to be made and we are very open to them. We have always been open, yes. Plus that famous report by an analyst did create a lot of unnecessary controversy because my personal view is if you are an analyst, you must not depend upon unverified sources like people writing on blogs. Blogs are a function of an open democracy and everybody writes whatever views they want without any data. You cannot use any of those to write in an analyst report. It is a very serious report which reached investors and talked about an attrition of 4,000 people in February and 11,000 or 13,000 for the quarter, it is ridiculous. Entire quarter we had 3,500 people leave us in Infosys Technologies Ltd services business out of which 3,000 people were voluntary. We have had 1,000 people leave us every month-January, February and March. It is high compared to the previous quarters, it has gone up by 2% but overall it is not something that is very critical.

Udayan

Swami, how are BPO margins moving, have they stabilized in a range or still all over the place?

Swaminathan D.

It has sort of stabilized and I think for higher value services which has really the thrust over the last 18 months as far as Infosys BPO has been concerned, we are distinctly seeing margins move up as far as the higher-end value services is concerned. But on the commoditized side obviously, pricing is under some pressure. The fact that we have been able to sort of maintain margins and move actually margins despite our McCamish acquisition we have had to sort of expense out the acquisition cost. We have seen record margins last quarter which is a good thing. I do believe going forward we should continue to be able to operate in about 20-22% range.

Udayan

Has integration been smooth with the acquisition that you have made?

Swaminathan D.

Oh yes. I mean this is like four months into the acquisition. I think we have had a first good quarter last quarter, the January-March quarter. We believe that the early pangs of integration are all over. We are good to go as far as business is concerned. We are seeing that one of the drivers was really to get new clients on board; McCamish obviously has brought in 16 new clients. Today, we are leveraging that client base into selling more services into those clients. The platform itself is a value-added platform and gets into our platform story exceeding well and we will have a huge opportunity for us to leverage that platform, particularly in the insurance and the healthcare space which is what our focus is really from a vertical standpoint moving forward.

Mitali

BG, when you say the bracket in terms of deal wins will obviously be lower than what we are seeing in the U.S. What are you aiming at, what are you working with?

BG Srinivas

See, we will talk about large deal wins, there are two kinds. One is large outsourcing deals, the other kind is transformation deals. In Europe we see traction in both. When I say this, the average size of these deals in comparison with the deal size of in the U.S. would be at least 20-30% smaller, number one. Number two, in terms of decision-making cycles, it will come with a lag of at least 3-4 months as compared to decision-making cycles in the U.S. Otherwise in terms of business activity, the traction is definitely there. Specific to these deals in the continent we are seeing more traction on the transformation deals. In UK, we are seeing more traction on the outsourcing deals.

Udayan

Mohan, where does this leave the rest of the sector you think, the fact that you are raising wages by 14-15% offshore and the fact that the rupee is also appreciating. Do you think the smaller companies or the not-so-large companies might get squeezed out a bit now?

TV Mohandas Pai

Udayan, we have to accept the industry as an inflection point. The old way of doing business which is delivery constraint is gone. Right? You have seen growth rates, not so high like 30% like you had in the last decade, so different kind of growth rates. You got to get prepared for it. What is going to happen in the industry is that the bottom may get commoditized as more players try to compete on price. You have to go with the value chain. To go with the value chain you have to reconfigure the work force to build-in domain and technology competence and more expertise. They must have the experience and capability to do it, extremely complex work. Over the last 4-5 years, work has become extremely complex. So we need a different profile, different maturity and need to hire more people at the top and do more of Enterprise Solution and the consulting work which we are doing and the share has gone up. For that you got to pay more. You got to get best-in-class people. To get very best-in-class people you have to pay more. You have to go up the value chain, go to the top, so that at the bottom you vacate as much as possible so that you are not there if you want to retain your margins and become healthy. So obviously, the industry will change. Large companies should decide where they want to fight the battle and where they want to compete. Whether they want to compete in a commoditized space, whether they want to compete in the middle and aspire to go to the top. Smaller companies should decide where they want the competition, they become niche players, highly specialized where they get good value or should they become me-too players where they just fight on price. It is going to happen. It is happening at a very very rapid race. 2-3 years from now you may see a very different industry. We are prepared. I can say with confidence that we have gone through this change. It is all about people. We are all people companies. Right? We are a human capital company. We have gone through a huge change in career architecture and we made it right in time. We started before the downturn, passed through the downturn, left the downturn, the upswing comes, we are totally ready, we are changed, and we are ready for the future. Other companies have to make the change, they have to reconfigure, find out the costs. I think we have an unfair advantage.

Udayan

Good luck, gentlemen, for 2011. Thanks very much, all of you for joining in.